Exhibit 99.1

Nano Dimension’s Q1/22 Revenue Run-Rate Indicates Approximately 300% Growth Expected in Full Year 2022 over 2021

Revenues for Q1/2022 $10.4M, 1,186% over Q1/2021, 38% over Q4/2021

Conference call to be held today at 9:00 a.m. EDT

Waltham, Massachusetts, May 31st, 2022 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics (AME) and Micro Additive Manufacturing (Micro-AM), today announced financial results for the first quarter ended March 31st, 2022.

Nano Dimension reported revenues of $10,430,000 for the first quarter of 2022, an increase of 1,186% over the same quarter in 2021, and an increase of 38% over the fourth quarter of 2021.

Moreover, the first quarter of 2022 revenue run-rate indicates the potential for growth of approximately 300% in full year 2022 over 2021. If this occurs, the Company will perform ahead of its own expectations, by growing revenue over 10 times from 2020 to 2022, assuming no critical changes in world economy resulting from current international affairs and/or other factors.

The Company ended the quarter with a cash and deposits balance of $1.311 Billion (including short and long-term unrestricted bank deposits), while net loss for the first quarter was $33.3 million and EBITDA was negative $29.3 million.

Excluding $13.7 million of adjustments for share-based payments and depreciation and amortization expenses:

●	Adjusted net loss was $19.6 million.

●	Gross margin (excluding amortization of intangible assets, also recognized in business combination) was 37%.

●	Adjusted EBITDA was negative $19.2 million.

●	Adjusted EBITDA net of $11.7 million of R&D cash expenses was negative $7.5 million.

Net cash used in operations during the first quarter of 2022 was $21.4 million.

Details regarding EBITDA and Adjusted EBITDA can be found later in this press release under “Non-IFRS measures”.

CEO MESSAGE TO SHAREHOLDERS:

Few observations should be noted as our revenue grows and we endeavor to supplement it, over time, with improved profitability:

●	Gross Margin (“GM”): GM is affected by changing mixture of our products: over 60% GM for the new and disruptive Additive Manufacturing (AM) systems, similar and higher GM for materials, and 35%-50% GM for our other products such as surface mounting and ink printing machines and subsystems.

●	Net Cash Burn: The majority ($11.7 million) of the $21.4 million net cash used in operations in the first quarter of 2022, was our investment in the research and development (R&D) efforts.

●	R&D Expense: We have spent approximately 23% less in R&D in comparison to our budget. Our expenses in sales and marketing are below budget as well. These are indications of the difficulties we have in recruiting the quality scientists and engineers that we need, especially in the USA and Israel, and specifically in the fields of software, data science, algorithm design and material science as well as high level technical sales and application engineers. This phenomenon affects our ability to accelerate our business plans. If it was up to us, the R&D figure would have been higher, in order to shorten the return on investment (ROI) timeline.

●	Cost of Labor: We are hoping that the current trends in employment and salaries will reduce the intensity of the point above, and support our need for increased recruitment pace, specifically of high-quality research and sales personnel.

●	ROI: As we have declared many times over the last few quarters, as we increase our revenue and invest in R&D, the profitability that will lead to ROI on the cash investment in R&D is not going to be demonstrated on an immediate quarterly basis, but it is rather expected to take at least 8-12 quarters until it will hopefully be manifested as return on capital invested, in the EBITDA and profits lines.

The vision of the Company was expanded based on the conclusion we have reached from analyzing the following data points:

●	Nano Dimension’s successful current growth, through expansion of revenues in Additive Manufacturing Electronics.

●	The emerging results of growth originated by acquisitions and the organic growth thereof under Nano Dimension’ Go-To-Market and technology development umbrellas.

●	The obvious contraction of multiples in the public and private market which justify our previous thesis of not burning our cash by buying at overly inflated values.

●	Ample opportunities emerging in Additive Manufacturing, as well as in adjacent technologies in need of AI, Deep Learning and digital conversions.

Our vision continues to evolve as we look to transform AM & AM Electronics & adjacent industrial non-yet-fully-digitalized sectors into an environmentally friendly & economically efficient additive manufacturing Industry 4.0 – enabling a one production-step-conversion of digital designs into functioning mechanical & electronic devices, On demand, anytime, anywhere.

The business plan aimed at reaching the above is heading in a similar direction as before but with a wider field of view, in order to cover the new opportunities arising from the dramatic changes in the markets. We hope that if contraction of multiples and valuation is sustainable, acquisitions will continue to be at more reasonable prices, which were not available over the last two years.

On a related matter, as a high-tech growth company, buyers of our shares at the current price, as it trades below its cash value, actually imitate an investment in a “value company.” In practical terms it means that Nano Dimension’s share price represents a potential valuation upside of a high growth business but with lower downside, more similar to a value-model investment profile. Hence, we changed our previous intention with respect to a Share (ADS) Buy-Back program and initiated a process to facilitate such plan which is conditioned on receipt of Israeli court approval (as needed for all programs as such, according to Israeli Corporate Law). We will provide an update once such approval is received.

FINANCIAL RESULTS:

First Quarter 2022 Financial Results

●	Total revenues for the first quarter of 2022 were $10,430,000, compared to $7,531,000 in the fourth quarter of 2021, and $811,000 in the first quarter of 2021. The increase is attributed to increased sales of the Company’s product lines.

●	Cost of revenues (excluding amortization of intangibles) for the first quarter of 2022 were $6,580,000, compared to $4,350,000 in the fourth quarter of 2021, and $352,000 in the first quarter of 2021. The increase is attributed mostly to the increased sales of the Company’s product lines.

●	Research and development expenses for the first quarter of 2022 were $17,870,000, compared to $15,099,000 in the fourth quarter of 2021, and $3,732,000 in the first quarter of 2021. The increase is attributed to an increase in payroll expenses and share-based payment expenses, as a result of the Company’s increased R&D efforts.

o	The R&D expenses net of depreciation and share-based payments expenses were $11,723,000.

●	Sales and marketing (S&M) expenses for the first quarter of 2022 were $9,308,000, compared to $7,690,000 in the fourth quarter of 2021, and $2,713,000 in the first quarter of 2021. The increase compared to the fourth quarter of 2021 is attributed to an increase in payroll expenses as a result of our growing sales and marketing team. The increase compared to the first quarter of 2021 is attributed to an increase in payroll expenses as well as an increase in share-based payment expenses.

o	The S&M expenses net of depreciation and share-based payments expenses were $6,393,000.

●	General and administrative (G&A) expenses for the first quarter of 2022 were $6,742,000, compared to $6,470,000 in the fourth quarter of 2021, and $3,425,000 in the first quarter of 2021. The increase compared to the fourth quarter of 2021 is attributed to an increase in payroll expenses. The increase compared to the first quarter of 2021 is attributed to an increase in payroll expenses and share-based payment expenses, as well as an increase in professional services expenses.

o	The G&A expenses net of depreciation and share-based payments expenses were $5,219,000.

●	Net loss for the first quarter of 2022 attributed to the owners was $33,093,000, or $0.13 per share, compared to $159,624,000, or $0.62 per share, in the fourth quarter of 2021, and $9,314,000, or $0.05 per share, in the first quarter of 2021.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short and long-term bank deposits totaled $1,311,093,000 as of March 31st, 2022, compared to $1,355,595,000 as of December 31st, 2021. The decrease compared to December 31st, 2021, mainly reflects cash used in operating activities and investing activities.

●	Shareholders’ equity totaled $1,320,520,000 as of March 31st, 2022, compared to $1,343,356,000 as of December 31st, 2021.

Conference call information

The Company will host a conference call to discuss these financial results today, May 31, 2022, at 9:00 a.m. EDT (4:00 p.m. IDT). U.S. Dial-in Number: 1-866-744-5399, Israel Dial-in Number: 972-3-9180692. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software.  It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its expected revenues for 2022, its vision for the future, including regarding expected growth, profitability, acquisitions, opportunities and contractions of multiples and expected valuations, potential return on investment and the repurchase plan. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	March 31st,		December 31st,
	2021	2022	2021(*)
(In thousands of USD)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	1,099,057	788,141	853,626
Bank deposits	296,844	459,824	437,598
Restricted deposits	61	126	148
Trade receivables	999	6,242	3,422
Other receivables	972	7,307	5,902
Inventory	3,164	15,063	11,199
Total current assets	1,401,097	1,276,703	1,311,895

Restricted deposits	391	491	501
Bank deposits	75,113	63,128	64,371
Deferred tax	-	1,005	1,007
Property plant and equipment, net	5,422	9,844	7,690
Right of use asset	4,103	15,142	4,491
Intangible assets	4,243	21,358	-
Total non-current assets	89,272	110,968	78,060
Total assets	1,490,369	1,387,671	1,389,955

Liabilities
Trade payables	1,654	3,785	2,833
Financial derivatives	-	19,977	14,910
Other payables	5,449	19,304	13,836
Current portion of other long-term liability	-	416	417
Total current liabilities	7,103	43,482	31,996

Liability in respect of government grants	754	1,639	1,560
Employee benefits	-	4,138	4,145
Liability in respect of warrants	-	1,760	3,347
Lease liability	3,277	12,395	3,336
Deferred tax liabilities	9,570	1,101	236
Other long-term liabilities	-	1,849	1,104
Total non-current liabilities	13,601	22,882	13,728
Total liabilities	20,704	66,364	45,724

Equity
Non-controlling interests	-	787	875
Share capital	375,594	386,723	386,665
Share premium and capital reserves	1,211,920	1,276,443	1,266,027
Treasury shares	(1,509)	1,509))	(1,509)
Presentation currency translation reserve	1,431	1,190	1,407
Accumulated loss	(117,771)	(342,327)	(309,234)
Equity attributable to owners of the company	-	1,320,520	1,343,356
Total equity	1,469,665	1,321,307	1,344,231
Total liabilities and equity	1,490,369	1,387,671	1,389,955

(*) The December 31, 2021, balances were derived from the Company’s audited annual financial statements.

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Three-Month Period Ended March 31st,		For the Year Ended December 31st,
	2021	2022	2021(*)

Revenues	811	10,430	10,493

Cost of revenues	352	6,580	5,730

Cost of revenues - amortization of assets recognized in business combination and technology	197	2,849	3,641

Total cost of revenues	549	9,429	9,371

Gross profit	262	1,001	1,122

Research and development expenses, net	3,732	17,870	41,686

Sales and marketing expenses	2,713	9,308	22,713

General and administrative expenses	3,425	6,742	19,644

Impairment losses	-	-	140,290

Operating loss	(9,608)	(32,919)	(223,211)

Finance income	818	2,861	17,909

Finance expense	(524)	(3,685)	(428)

Total comprehensive loss	(9,314)	(33,743)	(205,730)

Tax income	-	455	4,906

Total comprehensive loss after tax	(9,314)	(33,288)	(200,824)

Total comprehensive loss attributable to:

Non-controlling interests	-	(195)	47)

Owners of the Company	(9,314)	(33,093)	200,777)

Basic loss per share	(0.05)	(0.13)	(0.81)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Foreign currency translation differences for foreign operations	-	232	(46)

Total comprehensive loss	(9,314)	(33,520)	(200,870)
Comprehensive loss attributable to non-controlling interests	-	(210)	(69)
Comprehensive loss attributable to owners of the Company	(9,314)	(33,310)	(200,801)

(*) The December 31st, 2021, balances were derived from the Company’s audited annual financial statements.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total equity
For the three months ended March 31st, 2022:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of January 1, 2022	386,665	1,266,027	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	122	122
Loss for the period	-	-	-	-	(33, 093)	(33,093)	(195)	(33,288)
Other comprehensive loss for the period	-	-	-	(217)	-	(217)	(15)	(232)
Exercise of warrants and options and conversion of convertible notes	58	(58)	-	-	-	-	-	-
Share-based payments	-	10,474	-	-	-	10,474	-	10,474
Balance as of March 31st, 2022	386,723	1,276,443	(1,509)	1,190	(342,327)	1,320,520	787	1,321,307

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	For the Three-Month Period Ended March 31st,		For the Year ended December 31st,
	2021	2022	2021(*)
Cash flow from operating activities:
Net loss	(9,314)	(33,288)	(200,824)
Adjustments:
Depreciation and amortization	787	1,141	7,383
Impairment losses	-	-	140,290
Financing expenses (income), net	(708)	2,194	(6,873)
Revaluation of financial liabilities accounted at fair value	414	(1,370)	(10,608)
Loss from disposal of property plant and equipment and right-of-use assets	2	(3)	567
Increase in deferred tax	-	(461)	(5,013)
Share-based payments	3,435	10,123	29,782
Salary expenses paid by NCI	-	122	-
	3,930	11,746	155,528
Changes in assets and liabilities:
Decrease (increase) in inventory	150	(468)	2,382
Decrease (increase) in other receivables	154	(851)	(429)
Decrease (increase) in trade receivables	(286)	(2,175)	(449)
Increase (decrease) in other payables	(649)	1,724	1,139
Increase in employee benefits	-	1,148	-
Increase in trade payables	837	729	74

	206	107	2,717
Net cash used in operating activities	(5,178)	(21,435)	(42,579)

Cash flow from investing activities:
Investment in bank deposits, net	(286,065)	(21,907)	(416,019)
Interest received	432	762	3,706
Change in restricted bank deposits	16	20	(32)
Acquisition of property plant and equipment	(599)	(1,975)	(9,761)
Acquisition of subsidiary, net of cash acquired	-	(18,124)	(74,574)
Net cash used in investing activities	(286,216)	(41,224)	(496,680)

Cash flow from financing activities:
Proceeds from issuance of Ordinary Shares, warrants and convertible notes, net	805,497	-	805,497
Exercise of warrants and options	100	-	212
Lease payments	(304)	(796)	(1,494)
Proceeds from non-controlling interests	-	-	944
Long-term bank debt	-	(80)	(814)
Amounts recognized in respect of government grants liability, net	(72)	(45)	(96)
Interest and other fees paid	(9)	(28)	(70)
Net cash provided by financing activities	805,212	(949)	804,179
Increase in cash	513,818	(63,608)	264,920
Cash at beginning of the period	585,338	853,626	585,338
Effect of exchange rate fluctuations on cash	(99)	(1,877)	3,368
Cash at end of the period	1,099,057	788,141	853,626

Non-cash transactions:
Property plant and equipment acquired on credit	41	211	249
Conversion of convertible notes and warrants to equity	2,830	-	2,830
Acquisition of a right-of-use asset	1,217	11,237	1,919

(*) The December 31st, 2021, balances were derived from the Company’s audited annual financial statements.

Non-IFRS measures

The following is a reconciliation of EBITDA and adjusted EBITDA to net loss, as calculated in accordance with International Financial Reporting Standards (“IFRS”):

For the Three-Month Period Ended March 31st,
2022
(In thousands of USD)
Operating loss	(32,919)
Depreciation and amortization (*)	3,605
EBITDA	(29,314)
Share-based payments	10,123
Adjusted EBITDA	(19,191)

(*) Including amortization of assets recognized in business combination and technology

EBITDA is a non-IFRS measure and is defined as operating loss excluding depreciation and amortization expenses and amortization of assets recognized in business combination. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as operating loss excluding depreciation and amortization expenses and amortization of assets recognized in business combination and share based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do.